UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 22 )*

ANGELES INCOME PROPERTIES, LTD. 6
(Name of Issuer)
Limited Partnership Units
(Title of Class of Securities)
None
(CUSIP Number)
John Bezzant
Executive Vice President
Apartment Investment and Management Company
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237
(303) 757-8101

with a copy to:
Robert Mintz, Esq.
Hogan Lovells US LLP
One Tabor Center
1200 Seventeenth St., Suite 1500
Denver, Colorado 80202
(303) 899-7300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 28, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Not Applicable	Page	2	of	10

1	NAMES OF REPORTING PERSONS AIMCO Properties, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) 84-1275721

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		27,739 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

27,739 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,739 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.63%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	Not Applicable	Page	3	of	10

1	NAMES OF REPORTING PERSONS AIMCO-GP, INC. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		27,739 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

27,739 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,739 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.63%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	Not Applicable	Page	4	of	10

1	NAMES OF REPORTING PERSONS APARTMENT INVESTMENT AND MANAGEMENT COMPANY I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) 84-1259577

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		27,739 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

27,739 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,739 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.63%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	Not Applicable	Page	5	of	10

1	NAMES OF REPORTING PERSONS AIMCO IPLP, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,462 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,462 Units

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,462 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.54%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	Not Applicable	Page	6	of	10

1	NAMES OF REPORTING PERSONS AIMCO/IPT, INC. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,462 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

5,462 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,462 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.54%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	Not Applicable	Page	7	of	10

1	NAMES OF REPORTING PERSONS COOPER RIVER PROPERTIES, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,506 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,506 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,506 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.41%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Introductory Note
     This Amendment No. 22 (this “Amendment”) amends the Statement on Schedule 13D (as amended, the “Statement”) previously filed with the Securities and Exchange Commission by AIMCO Properties, L.P. (“AIMCO Properties”), AIMCO-GP, Inc., Apartment Investment and Management Company, AIMCO IPLP, L.P., AIMCO/IPT, Inc., and Cooper River Properties, L.L.C. (collectively, the “Reporting Persons”).
Item 4. Purpose of Transaction
     Item 4 is hereby supplemented by the addition of the following information:
     On July 28, 2011, Angeles Income Properties, Ltd. 6, a California limited partnership (the “Partnership”), entered into an agreement and plan of merger (the “Merger Agreement”) with AIMCO Properties, AIMCO NPI 4 Merger Sub LLC, a Delaware limited liability company of which AIMCO Properties is the sole member (the “Merger Subsidiary”), and Angeles Income Properties 6, LP, a Delaware limited partnership (“New AIP 6”) pursuant to which AIP 6 will be merged with and into New AIP 6, with New AIP 6 as the surviving entity, following which the Merger Subsidiary will be merged with and into New AIP 6, with New AIP 6 as the surviving entity.
     In the merger transactions, each unit of limited partnership interest (each, a “Unit”) of AIP 6 outstanding immediately prior to the consummation of the conversion and merger will be converted into an identical unit of limited partnership interest in New AIP 6 (also known as a “Unit”), following which each Unit (other than Units held by limited partners who perfect their appraisal rights pursuant to the Merger Agreement) will be converted into the right to receive, at the election of the limited partner, either (i) $252.40 in cash or (ii) a number of partnership common units of AIMCO Properties calculated by dividing $252.40 by the average closing price of Apartment Investment and Management Company common stock, as reported on the New York Stock Exchange, over the ten consecutive trading days ending on the second trading day immediately prior to the effective time of the merger transactions. In the merger, AIMCO Properties’ membership interest in the Aimco Subsidiary will be converted into Units of New AIP 6. As a result, after the merger, AIMCO Properties will be the sole limited partner of New AIP 6, holding all outstanding Units.
     Completion of the merger is subject to certain conditions, including approval by a majority in interest of the limited partners holding Units. AIMCO Properties and its affiliates own approximately 58.63% of the outstanding Units and have indicated that they intend to take action by written consent to approve the merger transactions.
     The Merger Agreement may be terminated, and the merger transactions may be abandoned, at any time prior to their consummation by the Partnership, AIMCO Properties or the Merger Subsidiary for any reason, and there is no assurance that the merger transactions will be consummated.
Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended and restated in its entirety as follows:
     (a)-(b) The information in lines 7 through 11 and 13 of each Reporting Person’s cover page is incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits
The following is filed herewith as an Exhibit to this Statement:

Exhibit 7.1	Agreement of Joint Filing, dated July 28, 2011, by and among AIMCO Properties, L.P., AIMCO-GP, Inc., Apartment Investment and Management Company, AIMCO IPLP, L.P., AIMCO/IPT, Inc. and Cooper River Properties, L.L.C. (incorporated by reference to Exhibit 7.1 to the Reporting Persons’ Amendment No. 21 to Schedule 13D filed on July 27, 2011).

Exhibit 7.2	Agreement and Plan of Merger, dated July 28, 2011 (incorporated by reference to Exhibit 10.1 to Angeles Income Properties, Ltd. 6’s Current Report on Form 8-K, dated July 28, 2011).

\

SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: July 28, 2011

AIMCO PROPERTIES, L.P.
By:	AIMCO-GP, INC.
(General Partner)

AIMCO-GP, INC. APARTMENT INVESTMENT AND MANAGEMENT COMPANY AIMCO IPLP, L.P.
By:	AIMCO/IPT, INC.
(General Partner)

AIMCO/IPT, INC. COOPER RIVER PROPERTIES, L.L.C.
By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Authorized Signatory

[Signature Page to AIP 6 Filing Date 13D/A]